FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  February, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE
Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

I.
In relation to non-voting convertible Class B shares issued by a capital increase against in-kind contributions1, PRISA has granted a public deed formalizing (i) the conversion of 1,572,788 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement, and (ii) the issuance of 299,367 new Class A shares for the payment of the minimum dividend accrued until the conversion2. This public deed has been recorded in the Registry of Commerce of Madrid, on January 31, 2013, entry 360.

II.
In relation to the Warrants issued by the capital increase for cash consideration3, PRISA has granted a public deed formalizing the implementation of the capital increase, in the 25th window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on February 1st, 2013, entry 361. The total number of Warrants that have been exercised is 12.,311, which have given place to the subscription of 12,311 new Class A common shares, issued on an exercise price of 2.00€ per share.

After conversion in this 25nd window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 17 windows of execution (up to June 2014), at an exercise price in all of them of 2.00€ per share.

____________________________
1 Capital increase agreement against in-kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV).

2 Amendment of minimum dividend rules for preferred non-voting convertible Class B shares and share capital increase by tranches, approved by the General Extraordinary Shareholders Meeting of PRISA held on 30th June 2012, reported by Relevant Information dated June 30, 2012 (Registration No.168774 on CNMV).

3 Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

PRISA share capital, after this operations amounts 99,163,457.70€ represented by: (a) 652,938,956 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 652,938,956 and (b) 338,695,621 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 338,695,621.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, February 5th 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

February 5th, 2013	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors